                                     FOR:       DATRON SYSTEMS INCORPORATED

                                     CONTACT:   William L. Stephan
                                                Chief Financial Officer
                                                (760) 734-5454
                                                www.dtsi.com

                                                Tripp Sullivan
                                                CORPORATE COMMUNICATIONS, INC.
                                                (615) 254-3376
                                                tripp.sullivan@cci-ir.com


         DATRON SYSTEMS ANNOUNCES RESULTS FOR FIRST QUARTER FISCAL 2002
           NET SALES IN LINE WITH ANALYST ESTIMATES AT $10.6 MILLION

         VISTA, CALIFORNIA, July 31, 2001 -- Datron Systems Incorporated (Nasdaq: DTSI) today announced results for its first quarter ended June 30, 2001. Net loss for the quarter was $1,121,000, or $0.41 per diluted share, compared with a net loss in the first quarter last fiscal year of $327,000, or $0.12 per diluted share. Excluding merger-related expenses, net loss for the quarter was approximately $892,000, or $0.32 per diluted share. Net sales for the first quarter were $10,609,000 compared with first quarter net sales last fiscal year of $13,354,000. The decline in sales was primarily due to lower sales of antenna systems and mobile broadband communication products. The larger net loss was primarily due to lower gross profits on the lower sales as well as expenses of approximately $381,000 ($229,000, or $0.08 per diluted share, after tax) related to the planned merger with The Titan Corporation, partially offset by lower research and development expenses.

         Order backlog at June 30, 2001 was $12.7 million compared with order backlog at June 30, 2000 of $27.0 million and order backlog at March 31, 2001 of $16.0 million. The decrease from a year ago was primarily due to continued softness in the market for antenna systems, low first quarter bookings of radio communication products compared with strong bookings of those products in the comparable quarter last fiscal year, and the absence of microwave product orders due to the sale of that product line in the third quarter last fiscal year. The decrease from March 31, 2001 was primarily due to continued softness in the market for antenna systems and the reversal of $1.4 million of broadband satellite antennas due to the contract cancellation issued by Rockwell Collins.

         David A. Derby, chairman, president and chief executive officer, stated, "The reduced sales in our antenna systems business were in line with expectations we expressed in our fourth quarter earnings release and subsequent conference call and also in line with analyst estimates. We expect the softness in this product line to continue through the first half of our fiscal year with opportunities for improvement in the second half. Radio product sales and new orders for the first quarter were somewhat lower than our expectations; however, we believe this was primarily due to timing issues. New order prospects for the rest of fiscal 2002 remain strong and support our expectations for improved radio product sales and earnings during the second half."

         Commenting on the previously announced agreement with Titan for its acquisition of Datron for Titan stock, Mr. Derby added, "The ten-day pricing period for Titan stock closed on July 27, 2001 with an average price of $19.54 per share. This results in an exchange ratio of 0.81919 shares of Titan stock for each share of Datron stock or the equivalent of $16.01 per share. We believe this exchange ratio to be beneficial to all Datron stockholders and look forward to the successful completion of this transaction."

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INVESTOR CONFERENCE CALL AND SIMULCAST

         Datron Systems will conduct a conference call at 11:00 am EDT on August 1, 2001 to discuss first quarter results. The number to call for this interactive teleconference is (913) 981-5532. A replay of the conference will be available until August 6, 2001 by dialing (719) 457-0820 and entering the pass code, 473603.

         The Company will also provide an online Web simulcast and rebroadcast of its conference call. The live broadcast of Datron's conference call will be available online at the Company's Web site at www.dtsi.com, as well as at www.streetevents.com on August 1, 2001, beginning at 11:00 am EDT. The online replay will follow shortly after the call and continue through August 15, 2001.

         The Titan Corporation

         Headquartered in San Diego, The Titan Corporation creates, builds and launches technology-based businesses, offering innovative technical solutions. Three of Titan's four core businesses develop and deploy communications and information technology solutions and services. In addition, Titan's SureBeam (Nasdaq: SURE) www.surebeam.com subsidiary markets the leading technology for the electronic pasteurization of food products and Titan is continually identifying promising technologies suitable for commercialization.

         Datron Systems Incorporated

         Datron Systems provides products and services addressing the needs of emerging satellite and radio communication markets. From facilities in Simi Valley and Vista, California, the Company supplies satellite tracking antenna systems, earth stations, and voice and data communication radios to worldwide markets. Datron was the first company to bring live satellite TV to passengers on a commercial airline and is now uniquely positioned as a provider of broadband satellite tracking antennas for mobile customers in the land, sea and air markets. Datron is playing a vital leadership role in the broadband revolution that will see a seamless convergence of voice, video and data services.

         THIS NEWS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS. A VARIETY OF FACTORS COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER FROM THE ANTICIPATED RESULTS EXPRESSED IN SUCH FORWARD-LOOKING STATEMENTS. THESE INCLUDE, AMONG OTHERS, UNCERTAINTIES STEMMING FROM THE DEPENDENCE OF THE COMPANY ON FOREIGN SALES AND ON LARGE ORDERS FROM A RELATIVELY SMALL NUMBER OF CUSTOMERS, RISKS RELATING TO THE DECLINE IN THE COMPANY'S TRADITIONAL DEFENSE BUSINESS AND THE COMPANY'S EFFORTS TO DEVELOP AND MARKET CONSUMER PRODUCTS, LACK OF TIMELY DEVELOPMENT OR CUSTOMER ACCEPTANCE OF NEW PRODUCTS, CHANGES IN OR UNAVAILABILITY OF PRODUCTS AND SERVICES OFFERED BY SATELLITE SERVICE PROVIDERS AND THEIR RELATED SUPPLIERS, WORLDWIDE ECONOMIC DOWNTURNS AND CURRENCY DEVALUATIONS, RESTRICTIONS THAT MAY BE IMPOSED BY THE U.S. GOVERNMENT ON THE EXPORT OF COMPANY PRODUCTS, AND THE IMPACT OF COMPETITION. FOR MORE INFORMATION, PLEASE REVIEW THE COMPANY'S PERIODIC REPORTS UNDER THE SECURITIES EXCHANGE ACT OF 1934, INCLUDING WITHOUT LIMITATION THE INVESTMENT CONSIDERATIONS SET FORTH IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K. THE SAFE HARBOR PROVIDED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, BY ITS TERMS, DOES NOT APPLY TO THE EXCHANGE OFFER.

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DATRON SYSTEMS INCORPORATED
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

                                                                 THREE MONTHS ENDED
                                                                       JUNE 30,
                                                               2001                2000
                                                            ------------     -----------
Net sales                                                      $10,609         $13,354
Cost of sales                                                    8,102           9,946
                                                            ------------     -----------
Gross profit                                                     2,507           3,408

Selling, general and administrative                              3,655           2,996
Research and development                                           708           1,023
                                                            ------------     -----------
Operating loss                                                  (1,856)           (611)
Interest expense                                                   (52)            (53)
Interest income                                                     62             130
Other income (expense)                                              21              (8)
                                                            ------------     -----------
Loss before income taxes                                        (1,825)           (542)
Income taxes (benefit)                                            (704)           (215)
                                                            ------------     -----------

Net loss                                                       ($1,121)          ($327)
                                                            ============     ===========

Loss per common share--basic                                    ($0.41)          ($0.12)
                                                            ============     ===========

Weighted average number of common
    shares outstanding                                           2,752            2,721
                                                            ============     ===========

Loss per common share--diluted                                  ($0.41)          ($0.12)
                                                            ============     ===========
Wtd. average number of common and
    common equiv. shares outstanding                             2,752            2,721
                                                            ============     ===========



DATRON SYSTEMS INCORPORATED
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

                                                      JUNE 30,
                                                         2001             MARCH 31,
                                                     (UNAUDITED)            2001
                                                     ------------        ------------
ASSETS
Cash and cash equivalents                                 $3,678              $8,380
Accounts receivable, net                                  17,137              19,652
Inventories                                               12,803              11,495
Other current assets                                       3,661               2,919
                                                     ------------        ------------
Total current assets                                      37,279              42,446
Property, plant and equipment, net                         8,771               9,004
Other assets                                               5,866               5,819
                                                     ------------        ------------
     Total assets                                        $51,916             $57,269
                                                     ============        ============

LIABILITIES AND EQUITY
Current liabilities                                      $10,847             $15,168
Long-term debt                                             2,958               2,984
Deferred income taxes                                      1,481               1,481
Deferred rent                                                159                 150
                                                     ------------        ------------
Total liabilities                                         15,445              19,783
Stockholders' equity                                      36,471              37,486
                                                     ------------        ------------
     Total liabilities and equity                        $51,916             $57,269
                                                     ============        ============



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